Nasdaq Regulation

Nasdaq

Eun Ah Choi
Vice President
Listing Qualifications

By Electronic Mail

August 30, 2021

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on August 30, 2021 The Nasdaq Stock Market LLC (the "Exchange") received from Alpine Acquisition Corporation (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Units, each consisting of one share of common stock
and one-half of one redeemable warrant

Common stock, par value $0.0001 per share

Redeemable warrants, each whole warrant exercisable for shares of
common stock at an exercise price of $11.50 per share

We further certify that the securities described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

Eun Ah Choi